Exhibit 99.1

News Release

AIR CANADA CONTINUES ROUTE EXPANSION WITH MORE NON-STOP FLIGHTS AND IMPROVED SCHEDULES ACROSS CANADA AND THE UNITED STATES

MONTRÉAL, July 18, 2005 - Air Canada today announced major schedule enhancements in Canada and the United States with the introduction of daily non-stop services between Vancouver-San Diego, Abbotsford-Toronto, Abbotsford-Calgary, Calgary-Newark and Calgary-Orlando. The airline is also implementing significant schedule improvements with additional flights and more routes with jet service across its network, North America wide.

The new routes and additional flights will be operated by Air Canada and Air Canada Jazz, and are being introduced to respond to new market opportunities made possible with the renewal of the carriers’ fleets that has begun with the delivery of new Embraer and Bombardier jet aircraft.

“The arrival of next-generation jet aircraft in our North American fleets allows Air Canada and Jazz to offer customers more point-to-point, non-stop flights, enhanced schedules and more jet service,” said Ben Smith, Vice President, Network Planning. “Fifteen consecutive months of record-breaking load factors reflect the high demand for the Air Canada product, and the introduction of new fuel-efficient Embraer and Canadair Regional Jet aircraft will allow us to pursue new market opportunities. Our focus remains on strategic growth as we continue to take delivery of these new aircraft that will meet travellers’ needs by offering the best schedules, the most choice and the lowest fares on an everyday basis.”

Consumers in Western Canada in particular will benefit from many new non-stop services and improved schedules with more jet flying. With these schedule improvements, Air Canada and Air Canada Jazz will offer up to 188 flights per day to and from Calgary on 32 routes, more than any other carrier. Overall, the carriers will serve 60 destinations in Canada and 50 in the United States, operating more than 1,300 flights per day on 194 non-stop routes. This winter, Air Canada will operate up to 36 flights per day to and from Florida on 15 non-stop routes; and up to 44 flights per day to and from California on nine non-stop routes, the most flights of any carrier to these popular destinations.

With the addition of Embraer and Bombardier aircraft in their North American fleets, Air Canada and Air Canada Jazz will introduce the following new services:

NEW ROUTES

Vancouver-San Diego: Effective December 17, 2005, Air Canada Jazz will introduce daily non-stop flights using 75-seat Canadair Regional Jet CRJ-705 aircraft.

Abbotsford-Toronto: Effective December 17, 2005, Air Canada will introduce daily non-stop flights using 93-seat Embraer 190 aircraft. Air Canada will thus offer the only daily non-stop service between these two cities.

Abbotsford-Calgary: Effective December 17, 2005, Air Canada Jazz will introduce three-times daily non-stop flights using 75-seat Canadair Regional Jet CRJ-705 aircraft, the only carrier offering business class service between these two cities.

Calgary-Newark: Effective December 1, 2005, Air Canada will introduce daily non-stop flights using 93-seat Embraer 190 aircraft. Air Canada will thus offer the only year-round daily non-stop service between these two cities.

Calgary-Orlando: Effective December 17, 2005, Air Canada will introduce twice weekly non-stop flights on Saturday and Sunday during the winter season using 120-seat Airbus A319 aircraft, the only carrier offering business class service between these two cities.

On June 2, 2005, Air Canada announced new non-stop services made possible with the renewal of its North American fleet: Vancouver-Las Vegas (October 30, 2005), Calgary-Las Vegas (October 30, 2005), Edmonton-Regina (August 1, 2005), Edmonton-Saskatoon (August 1, 2005), Hamilton-Montreal (September 18, 2005) and Hamilton-Ottawa (September 18, 2005).

IMPROVED SCHEDULES

Air Canada is enhancing service on the following routes with the introduction of more flights and year-round service this coming fall and winter compared to last year:

Vancouver-San Francisco: Up to three daily non-stop flights with the introduction of one additional flight effective December 17, 2005.

Kelowna-Toronto: Effective February 4, 2006, Air Canada will increase service to offer daily non-stop flights using 93-seat Embraer 190 aircraft.

Calgary-Houston: Up to three daily non-stop flights with the introduction of one additional flight effective immediately.

Calgary-Los Angeles: Up to three daily non-stop flights with the introduction of one additional flight effective December 17, 2005.

Fort McMurray-Calgary: Up to two daily non-stop flights with the introduction of jet service effective October 30, 2005.

Toronto-Denver: Up to three daily non-stop flights with the introduction of one additional flight effective October 30, 2005.

Toronto-Las Vegas: Up to three daily non-stop flights with the introduction of one additional daily flight effective October 1, 2005.

Toronto-Los Angeles: Up to five daily non-stop flights with the introduction of one additional flight effective immediately.

Toronto-Pittsburgh: Up to three daily non-stop flights with the introduction of one additional flight effective October 30, 2005.

Ottawa-Orlando: Effective December 17, 2005, Air Canada will increase service to daily flights on this seasonal route, the only non-stop service.

Ottawa-Fort Lauderdale: Effective December 17, 2005, Air Canada will increase service to daily flights on this seasonal route, the only non-stop service, operating a mix of Airbus and Embraer aircraft.

Montreal-Las Vegas: Effective October 30, 2005, Air Canada will increase service to offer daily flights, the only non-stop service, operating a mix of Airbus and Embraer aircraft.

Montreal-San Francisco: Effective December 17, 2005, Air Canada will introduce year-round service offering the only daily non-stop flights, using 120-seat Airbus A319 aircraft.

Moncton-Montreal: Effective immediately, Air Canada Jazz will increase service to four daily non-stop flights with the introduction of one additional flight, using 50-seat CRJ aircraft.

Deer Lake-Montreal: Effective October 30, 2005, Air Canada will extend summer flights to year-round service offering the only daily non-stop flights, using 50-seat Canadair Regional Jet CRJ-200 aircraft operated by Air Canada Jazz.

St. John’s NF-Montreal: Effective October 30, 2005, Air Canada will extend summer flights to year-round service offering the only daily non-stop flights, using 75-seat Canadair Regional Jet CRJ-705 aircraft operated by Air Canada Jazz.

MORE FLIGHTS ON KEY ROUTES

Due to increased demand for Air Canada’s key domestic services that have experienced sustained record high load factors, Air Canada is increasing the number of daily flights on the following key routes:

Vancouver-Toronto: Up to 15 daily non-stop flights this winter with the introduction of one additional flight.

Vancouver-Calgary: Up to 17 daily non-stop flights this winter with the introduction of three additional flights.

Calgary-Toronto: Up to 10 daily non-stop flights this winter with the introduction of one additional flight.

Edmonton-Toronto: Up to seven daily non-stop flights this winter with the introduction of one additional flight.

Winnipeg-Toronto: Up to nine daily non-stop flights this winter with the introduction of one additional flight.

Toronto-Montreal: Up to 52 daily flights this winter with the introduction of two additional flights.

NEW JET SERVICE

By October 30, 2005, Air Canada Jazz will have converted the following routes from Dash-8 turboprop to 50-seat CRJ jet service offering customers enhanced comfort and the convenience of faster travel times: Vancouver-Prince George, Vancouver-Fort St. John, Calgary-Saskatoon, Calgary-Regina, Calgary-Fort McMurray, Edmonton-Saskatoon, Edmonton-Regina, Winnipeg-Saskatoon, Winnipeg-Regina, Winnipeg-Thunder Bay, Toronto-Baltimore, Toronto-Detroit, Ottawa-Boston, Montreal-Charlottetown, Halifax-Boston and Halifax-Goose Bay.

Air Canada Jazz took delivery of its first 75-seat CRJ-705 aircraft on May 27, 2005 for a total of 15 by December 2005. The new CRJ-705s are being introduced on the following routes: Calgary-Houston (June 1, 2005), Toronto-Houston (July 1, 2005) and Toronto-Dallas (August 1, 2005). Customers will have a choice of Hospitality or Executive Class service, a new feature on the Toronto-Houston and Dallas routes. Executive Class offers 37 inches of legroom, and Hospitality service offers an industry leading 34 inches of legroom. Both cabins feature all-leather seating, and in-seat audio and personal television systems will be installed beginning in the fall 2005.

Air Canada will begin taking delivery of the first of 15 Embraer 175 aircraft in July 2005, joining 45 Embraer 190 aircraft set to begin arrival in November 2005. The Embraer 175 aircraft has nine seats in Executive Class offering 38 inches of legroom, and 64 seats in Hospitality with up to 34 inches of legroom. The Embraer 190 has nine seats in Executive Class offering 38 inches of legroom and 84 seats in Hospitality offering 33 inches of legroom. Both cabins feature in-seat audio and video on demand to be installed in the fall 2005, in-seat power within reach of every passenger, no middle seats, generous overhead bins, wide aisles and a spacious interior.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com